

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2023

Yuantong Wang
Chief Executive Officer
Huaizhong Health Group, Inc.
Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District
Guangzhou City, China

> **Re: Huaizhong Health Group, Inc.**
> **Form 10-K for the Fiscal Year ended October 31, 2022**
> **Filed March 27, 2023**
> **File No. 000-55369**

Dear Yuantong Wang:

  We issued comments on the above captioned filing on April 12, 2023, and June 2, 2023. On August 22, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation